FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002.

Commission File Number: 001-31221

Total number of pages:  23

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Semi-Annual Report filed on December 11, 2002 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Securities and Exchange Law of Japan

On December 11, 2002, the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, consolidated semi-annual financial statements for the six months ended September 30, 2002 prepared in accordance with accounting principles generally accepted in the United States. Most of the contents of the report have already been reported by the registrant in its press release dated November 7, 2002, a copy of which was submitted under cover of Form 6-K on November 8, 2002 by the registrant.

Attached is an English translation of the registrant’s consolidated semi-annual financial statements for the six months ended September 30, 2002 prepared in accordance with U.S.GAAP consisting a significant part of this Semi-Annual Report.

2.	Press release dated December 26, 2002 announcing NTT DoCoMo and AT&T Wireless outline plans to deploy W-CDMA services technology in four major U.S. markets by the end of December 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 27, 2002	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1
CONSOLIDATED FINANCIAL STATEMENTS

1    Presentation of Consolidated Semi-annual Financial Statements

Pursuant to the section 81 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Semi-Annual Financial Statements” (Ministry of Finance Ordinance No.24, 1999), the consolidated semi-annual financial statements for the six months ended September 30, 2002 have been prepared in accordance with the terminology, forms, and preparation methods required in order to issue American Depositary Shares, i.e., the accounting principles generally accepted in the United States.

2    Report of independent public accountants

A semi-annual audit of the consolidated semi-annual financial statements for the six months ended September 30, 2002 has been carried out by Asahi & Co in accordance with Semi-annual Audit Standards of Japan.

(1)    CONSOLIDATED BALANCE SHEET

		September 30, 2002
Classification	Note	Amount	%
	(Millions of yen)
ASSETS
I Current assets
1 Cash and cash equivalents		437,488
2 Accounts receivable, net		526,782
3 Inventories		121,720
4 Deferred tax assets		73,473
5 Prepaid expenses and other current assets		93,764

Total current assets		1,253,227	22.1

II Property, plant and equipment
1 Wireless telecommunications equipment		3,595,916
2 Buildings and structures		489,362
3 Tools, furniture and fixtures		551,019
4 Land		183,600
5 Construction in progress		209,910

Subtotal		5,029,807
Accumulated depreciation		(2,323,759)

Total property, plant and equipment, net		2,706,048	47.6

III Non-current investments and other assets
1 Investments in affiliates		404,123
2 Marketable securities and other investments	*4	12,364
3 Intangible assets, net	*5	440,453
4 Other assets	*6	139,792
5 Deferred tax assets		726,812

Total non-current investments and other assets		1,723,544	30.3

TOTAL ASSETS		5,682,819	100.0

(1)    CONSOLIDATED BALANCE SHEET—(Continued)

		September 30, 2002
Classification	Note	Amount	%
	(Millions of yen)
LIABILITIES AND SHAREHOLDERS’ EQUITY
I Current liabilities
1 Current portion of long-term debt	*7	173,587
2 Short-term borrowings		60,150
3 Accounts payable, trade		431,710
4 Accrued payroll		23,170
5 Accrued interest		3,586
6 Accrued taxes on income		271,005
7 Other current liabilities		102,739

Total current liabilities		1,065,947	18.7

II Long-term liabilities
1 Long-term debt	*7	1,224,462
2 Employee benefits		112,849
3 Other long-term liabilities		151,926

Total long-term liabilities		1,489,237	26.2

TOTAL LIABILITIES		2,555,184	44.9

III Minority interests in consolidated subsidiaries		117,650	2.1

IV Commitments and contingencies	*11

V Shareholders’ equity	*8
1 Common stock		949,680
2 Additional paid-in capital		1,262,672
3 Retained earnings		951,037
4 Accumulated other comprehensive income		81,058
5 Treasury stock		(234,462)

TOTAL SHAREHOLDERS’ EQUITY		3,009,985	53.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,682,819	100.0

(2)    CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		Six months ended September 30, 2002
Classification	Note	Amount	%
	(Millions of yen)
I Operating revenues
1 Wireless services		2,142,183
2 Equipment sales		242,081

Total operating revenues		2,384,264	100.0

II Operating expenses
1 Personnel expenses		120,032
2 Non-personnel expenses		1,067,434
3 Depreciation, amortization and loss on disposal of property, plant and equipment		342,510
4 Other, net		214,305

Total operating expenses		1,744,281	73.2

Operating income		639,983	26.8

III Other expense (income)
1 Interest expense		8,837
2 Interest income		(57)
3 Other, net		3,236

Total other expense (income)		12,016	0.5

Income before income taxes		627,967	26.3

Income taxes
1 Current		271,068
2 Deferred		(6,719)

Total income taxes		264,349	11.1

Income before equity in net losses of affiliates, minority interests in earnings of consolidated subsidiaries and cumulative effect of accounting change		363,618	15.2

Equity in net losses of affiliates	*9	(309,559)	(12.9)
Minority interests in earnings of consolidated subsidiaries		(14,169)	(0.6)

Income before cumulative effect of accounting change		39,890	1.7

Cumulative effect of accounting change		(35,716)	(1.5)

Net income		4,174	0.2

Other comprehensive income (loss)
1 Unrealized loss on available-for-sale securities		(1,323)
2 Net revaluation of financial instruments		67
3 Foreign currency translation adjustment		(40,579)
4 Minimum pension liability adjustment		261

Comprehensive income (loss)		(37,400)	(1.6)

Earnings per share data (Yen)
Weighted average common shares outstanding —Basic and diluted (shares)		49,882,337
Basic and diluted income before cumulative effect of accounting change		799.68
Basic and diluted cumulative effect of accounting change		(716.00)

Basic and diluted earnings per share		83.68

(3)    CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

		Six months ended September 30, 2002
Classification	Note	Amount
		(Millions of yen)
I Common stock
1 At the beginning of the year		949,680

At the end of the period		949,680

II Additional paid-in capital
1 At the beginning of the year		1,262,672

At the end of the period		1,262,672

III Retained earnings
1 At the beginning of the year		956,899
2 Cash dividends		(10,036)
3 Net income		4,174

At the end of the period		951,037

IV Accumulated other comprehensive income
1 At the beginning of the year		122,632
2 Unrealized loss on available-for-sale securities		(1,323)
3 Net revaluation of financial instruments		67
4 Foreign currency translation adjustment		(40,579)
5 Minimum pension liability adjustment		261

At the end of the period		81,058

V Treasury stock
1 At the beginning of the year		—
2 Acquisition of treasury stock	*8	(234,462)

At the end of the period		(234,462)

TOTAL SHAREHOLDERS’ EQUITY		3,009,985

(4)    CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended September 30, 2002
Classification	Note	Amount
		(Millions of yen)
I. Cash flows from operating activities:
1. Net income		4,174
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization		336,570
(2) Deferred taxes		(224,173)
(3) Loss on sale or disposal of property, plant and equipment		4,726
(4) Equity in net losses of affiliates (including write-downs of ¥525,221 million in investments in affiliates for the period ended September 30, 2002)		527,013
(5) Minority interests in earnings of consolidated subsidiaries		14,169
(6) Cumulative effect of accounting change		35,716
(7) Changes in current assets and liabilities:
Decrease in accounts receivable, trade		319,082
Decrease in allowance for doubtful accounts		(1,048)
Increase in inventories		(25,720)
Decrease in accounts payable, trade		(134,435)
Increase in other current liabilities		16,046
Decrease in accrued taxes on income		(22,404)
Increase in liability for employee benefits, net of deferred pension costs		7,121
Other		(10,681)

Net cash provided by operating activities		846,156

II. Cash flows from investing activities:
1. Purchases of property, plant and equipment		(412,423)
2. Purchases of intangible and other assets		(76,969)
3. Purchases of investments		(2,682)
4. Other		2,231

Net cash used in investing activities		(489,843)

(4)    CONSOLIDATED STATEMENT OF CASH FLOWS—(Continued)

		Six months ended September 30, 2002
Classification	Note	Amount
		(Millions of yen)
III. Cash flows from financing activities:
1. Issuance of long-term debt		140,705
2. Repayment of long-term debt		(91,232)
3. Payments to acquire treasury stock	*8	(234,462)
4. Principal payments under capital lease obligation		(3,789)
5. Dividends paid		(10,036)
6. Proceeds from short-term borrowings		214,712
7. Repayment of short-term borrowings		(235,612)
8. Other		(153)

Net cash used in financing activities		(219,867)

IV. Effect of exchange rate changes on cash and cash equivalents		(6)

V. Net increase in cash and cash equivalents		136,440

VI. Cash and cash equivalents at beginning of period		301,048

VII. Cash and cash equivalents at end of period		437,488

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	10,030
Income taxes	293,472
Noncash financing activities
Assets acquired through capital lease obligations	3,747

1.    U.S. GAAP Financial Statements

The accompanying consolidated semi-annual financial statements of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “DoCoMo”) have been prepared in accordance with accounting principles generally accepted in the United States. DoCoMo became publicly traded on the New York Stock Exchange in March 2002, and prepares consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities Exchange Commission of the United States.

2.    Summary of significant accounting and reporting policies

(1)    Adoption of new accounting principles

Accounting for commissions paid to agents
Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” The adoption results in the reclassification of certain amounts previously included in non-personnel expenses as a reduction of equipment sales. EITF 01-09 also requires that reduction of revenue and corresponding expenses be recognized at the time of sales, in lieu of the date of payment, which resulted in reduction of net equipment sales and non-personnel expenses by ¥254,990 million and ¥245,000 million, respectively, for the six months ended September 30, 2002. The effect of recognizing the corresponding expenses at the time of sale has resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in DoCoMo’s statement of operations and comprehensive income (loss) of ¥35,716 million (net of taxes).

Impairment or disposal of long-lived assets
Effective April 1, 2002, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supercedes SFAS No. 121 but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurements of long-lived assets to be disposed of by sale. SFAS No. 144 also supercedes APB Opinion No. 30 “Reporting the Results of Operation-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of. However, it retains APB No. 30’s requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The adoption of SFAS No. 144 did not have any impact on the financial position or the results of operations of DoCoMo.

(2)    Significant accounting policies

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates
The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
DoCoMo considers cash in banks and short-term highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Inventories
Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required.

Property, plant and equipment
Property, plant and equipment is stated at cost and includes interest cost incurred during the construction period, as discussed below in “Capitalized interest.” Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets with the exception of buildings that are depreciated on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets would be adjusted, as appropriate.

The estimated useful lives of depreciable assets are as follows:

Wireless telecommunications equipment	6 to 15 years
Buildings and structures	15 to 60 years
Tools, furniture and fixtures	4 to 20 years
Other outside plant	10 to 42 years

Other outside plant includes equipment and structures comprising wireless base stations, including steel towers and concrete poles for antenna facilities. It is included in wireless telecommunications equipment in the consolidated balance sheets.

Depreciation expense for the six months ended September 30, 2002 was ¥275,707 million.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amount of such telecommunications equipment is deducted from the respective telecommunications equipment and accumulated depreciation accounts. Any remaining balance is charged to expense immediately.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service.

Capitalized interest
DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets.

Investments in affiliates
The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and is able to exercise significant influence over the affiliate. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting to such investments. Investments of less than 20% in which DoCoMo does not have significant influence are recorded using the cost method of accounting if they are non-marketable securities. For investees accounted for under the equity method whose year end is December 31, DoCoMo takes its share of income or losses of such investees on a three months lag basis in its consolidated statements of operations and comprehensive income (loss).

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, the Company utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities
Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of its investment securities at the time of purchase.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of applicable taxes, included as a component of other comprehensive income (loss) in shareholders’ equity. Equity securities, whose fair values are not readily determinable, are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected in income.

For debt securities classified as held-to-maturity securities, DoCoMo has the intent and ability to hold such securities to maturity. Held-to-maturity securities are carried at amortized cost and are reduced to net realizable value by a charge to earnings for other than temporary declines in fair value.

Intangible assets
Intangible assets primarily consist of goodwill, internal-use software and rights to use certain telecommunications assets of wireline carriers. Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets.” Consequently, DoCoMo does not amortize goodwill, including embedded goodwill created through the acquisition of its investments accounted for under the equity method. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software and rights to use telecommunications facilities of wireline carriers are amortized over their useful lives.

DoCoMo has completed the prescribed impairment tests for goodwill under SFAS No. 142 and no impairment charge was required for the six months ended September 30, 2002.

Embedded goodwill related to equity method investments is tested for other than temporary impairment in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.”

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized on a straight-line basis over a period of 5 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily NTT, are being amortized over 20 years.

Impairment of long-lived assets
DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

Goodwill is reviewed at least annually for impairment based on the fair value of the business unit to which it relates.

Derivative financial instruments
DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. All derivative instruments are recorded on the balance sheet at fair value, with the change in the fair value recognized either in other comprehensive income or in net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes, and if so, the nature of hedging activity.

Cash flows from derivative instruments are classified in the consolidated statements of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

Employee benefit plans
Pension benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition
DoCoMo generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipment, including handsets, are sold principally to primary distributors.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues consist of base monthly service, airtime, and fees for activation.

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. Equipment sales are recognized as revenue upon delivery of the equipment to the customers, after the reduction of certain commission payments to the agents.

Non-recurring upfront fees such as activation fees are deferred and recognized as revenues over the expected term of the customer relationship depending on the service. The related direct costs are also deferred only to the extent of the upfront fee amount and are being amortized over the same period.

Income taxes
DoCoMo records income taxes to recognize full inter-period tax allocations. Under the liability method of income tax accounting, deferred tax assets and liabilities are recorded for the estimated future tax effects of carryforwards and temporary differences between the tax basis of an asset or liability and the amount reported in the balance sheet. The amount of the deferred tax asset or liability is determined by applying enacted statutory tax rates expected to be in effect during the carryforward periods or when the temporary differences reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In determining the valuation allowance, DoCoMo considers expected future taxable income and available tax planning strategies. To the extent future taxable income is lower than expected or tax planning strategies become unavailable, the estimated valuation allowance would be increased.

Earnings per share
Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

Foreign currency translation
All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income(loss).

Foreign currency receivables and payables of DoCoMo are translated at appropriate current rates and the resulting translation gains or losses are included in earnings currently.

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are recorded as Other, net in Other expense (income) in the accompanying statements of operations and comprehensive income (loss).

3.    Segment information

Financial information is available for the following operating segments, and are used to decide the allocation of management resources, and to evaluate the performance of its segments by DoCoMo’s chief operating decision maker.

	Six months ended September 30, 2002
	(Millions of yen)
		%
Operating Revenues
Mobile phone business	2,325,758	97.6
PHS business	43,585	1.8
Quickcast business	4,271	0.2
Miscellaneous business	10,650	0.4
Consolidated operating Revenues	2,384,264	100.0
Operating income (loss)
Mobile phone business	656,145	—
PHS business	(15,640)	—
Quickcast business	(971)	—
Miscellaneous business	449	—
Consolidated operating income	639,983	—

Notes:

1.	Segment information from the period of six months ended September 30, 2002 is prepared in accordance with U.S. GAAP.
2.	The Company segments its businesses internally as follows:

a.	Mobile phone business—Cellular service, FOMA service, packet communications service, satellite mobile communications service, in-flight telephone service and equipment sales for each service
b.	PHS business—PHS service and PHS equipment sales
c.	Quickcast business—Quickcast service and Quickcast equipment sales (formerly paging service and paging equipment sales)
d.	Miscellaneous business—International dialing service and other miscellaneous businesses

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

4.    Marketable securities and other investments

Marketable securities and other investments as of September 30, 2002 comprised the following:

Millions of yen
September 30, 2002
Marketable securities:
Available-for-sale	2,636
Held-to-maturity	20
Other investments:	9,708

Total	12,364

The aggregate fair value, gross unrealized holding gains and losses, and cost by type of marketable security at September 30, 2002 are as follows:

	Millions of yen
	September 30, 2002
	Cost/Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	1,068	721	32	1,757
Debt securities	800	79	—	879
Held-to-maturity:
Debt securities	20	2	—	22

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments are as follows:

Millions of yen
Six months ended September 30, 2002
Proceeds	2,129
Gross realized gains	90
Gross realized losses	—

Maturities of debt securities classified as held-to-maturity at September 30, 2002 are as follows:

	Millions of yen
	September 30, 2002
	Carrying amounts	Fair value
Due after 1 year through 5 years	20	22
Due after 5 years through 10 years	—	—

Total	20	22

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

5.    Intangible assets

The following table displays the intangible assets at September 30, 2002.

	Millions of yen
	September 30, 2002
	Gross carrying amount	Accumulated amortization
Intangible assets:
Software for telecommunications network	307,868	159,278
Internal-use software	447,131	212,218
Rights to use telecommunications facilities of wireline carriers	48,219	15,979
Other	25,504	794

	828,722	388,269

Amortization of intangible assets for the six months ended September 30, 2002 was ¥60,863 million.

6.    Other assets

Other assets are summarized as follows:

Millions of yen
September 30, 2002
Deposits	66,508
Deferred customer activation costs	66,318
Other	6,966

Total	139,792

7.    Fair value of financial instruments

All cash and temporary cash investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair value.

Long-term debt, including current portion
The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowing rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion at September 30, 2002 are as follows:

	Millions of yen
	September 30, 2002
	Carrying amounts	Fair value
Long-term debt, including current portion	1,398,050	1,446,935

Risk management
DoCoMo’s earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. DoCoMo enters into interest rate swap and foreign currency forward contracts to manage these risks. These derivative financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes there is little risk of default by these counterparties.

Interest rate swap agreements
Although most of DoCoMo’s debt carries a fixed rate of interest, a small portion carries floating rates. DoCoMo enters into interest rate swap agreements to manage interest rate risk on these floating rate liabilities. These interest rate swap agreements exchange floating rate interest payments for fixed rate interest payments.

The table below shows the notional principal amounts of those derivative financial instruments at September 30, 2002:

				Millions of yen
		Weighted average rate		September 30, 2002
	Term	Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995-2005	0.6%	2.6%	5,500	(188)

The interest rate swap agreements have remaining terms to maturity between 3 months and 3.25 years.

The fair value of interest rate swaps was obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparties to terminate the swaps outstanding at September 30, 2002.

Concentrations of risk
As of September 30, 2002, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

8.    Shareholders’ equity

Stock split
On May 15, 2002, each share of common stock held by a shareholder or registered beneficial shareholder of record on March 31, 2002 was divided into five shares.

Share repurchase
The Company acquired some of its shares during the six months ended September 30, 2002 in order to perform the share exchange described below in the subsequent events.

(1) Class of shares repurchased:	Shares of common stock of the Company
(2) Aggregate number of shares repurchased:	870,000 shares (1.73% of outstanding shares)
(3) Aggregate amount of repurchase price:	¥234,462 million
(4) Method of repurchase:	Repurchase in the market

Interim dividend
The Company suspended the interim dividend payment for the six months ended September 30, 2002, because the Company is unable to satisfy the conditions set forth in the Commercial Code of Japan after the repurchase of its own shares which were required for the share exchange, as approved at the regular annual shareholders meeting held on June 20, 2002.

9.    Equity in net losses of affiliates

For the six months ended September 30, 2002, “Equity in net losses of affiliates” includes the recognition of impairment charges related to the investments in the following affiliates (net of taxes) :

AT&T Wireless Services, Inc.	¥167,584 million
KPN Mobile N.V.	¥67,949 million
Hutchison 3G UK Holdings Limited	¥72,233 million

10.    Earnings per share data

Basic and diluted earnings per share for the six months ended September 30, 2002 are as follows:

Six months ended September 30, 2002
Weighted average number of common shares outstanding—basic and diluted	49,882,337
Basic and diluted earnings per share	¥83.68

DoCoMo has no dilutive securities outstanding at September 30, 2002, and therefore there is no difference between basic and diluted earnings per share.

Net assets per share at September 30, 2002 is ¥61,042.08.

11.    Guarantee

In connection with its investment in Hutchison Telephone Company Limited (“HTCL”), DoCoMo has agreed to provide a back-up guarantee in support of HTCL and Hutchison Telecommunications Limited, each of which has agreed to indemnify a certain financial institution in the event that this financial institution is called upon to perform under a guarantee that it has provided in support of HTCL with respect to certain contracts and obligations owed to governmental authorities by HTCL. DoCoMo has agreed to contribute up to HK$25,370 thousand (¥399 million), which represents its proportionate share of the obligations of HTCL based on its percentage shareholding of HTCL. In this regard, DoCoMo has a HK$2,027 thousand (¥31 million) indemnity outstanding as of September 30, 2002.

12.	Subsequent events

(1)    Collateral pledge of shares of affiliated companies
In connection with a loan facility of HTCL, an affiliate company, DoCoMo has agreed to pledge certain of HTCL shares, owned by Lugton Limited, a subsidiary of DoCoMo, as collateral by the end of December 2002.

The carrying value of the shares and principal terms of the pledge agreement are as follows:

 Total number of shares to be pledged	4,793 (% to total number of outstanding stocks of HTCL: 3.8%)
‚ Book value of shares to be pledged	7,489 million yen
ƒ Period of to be pledged	Until full repayment (March 31, 2007)
„ Enforcement of security	In case of default defined in the facility agreement

These shares are included in investments in affiliates on the consolidated semi-annual balance sheet.

(2)    Investment in KPN Mobile N.V.
On November 15, 2002, DoCoMo was requested by KPN Mobile N.V. (KPNM) to subscribe for additional shares of KPNM due to the recent debt-equity swap between KPNM and its parent company, Koninklijke KPN N.V

In response, at the Board of Directors’ meetings held on December 10, 2002, the Board of Directors decided not to exercise its right to subscribe for additional shares of KPNM. DoCoMo has been accounting for its investment in KPNM under the equity method. However, since, DoCoMo’s percentage shareholding will decrease, and it will lose certain of its minority shareholder’s interests such as Board representation, it will no longer have the ability to exercise significant influence over KPNM. Consequently, DoCoMo will remove KPNM from the scope of equity method accounting.

Due to the impairment loss recognized for the six months ended September 30, 2002, the book value of the investment in KPNM as of September 30, 2002 is zero.

(3)    Share exchanges
The Company completed the planned share exchanges and made the regional subsidiaries wholly-owned on November 1, 2002. As a result, the treasury stock amount of ¥234,462 million in the accompanying consolidated balance sheet as of September 30, 2002 was decreased by ¥231,885 million.

(4)    Arbitration decision made by the Minister of Public Management, Home Affairs, Posts and Telecommunications (“MPHPT”) in regard to negotiation between carriers
On November 22, 2002, The MPHPT made an arbitration decision concerning the application by HEISEI DENDEN CO., LTD. (“HEISEI DENDEN”) in regard to the negotiation between the Company and its subsidiaries (the “DoCoMo group”) and HEISEI DENDEN that HEISEI DENDEN shall set charges for calls generated from the HEISEI DENDEN network that accessed to the DoCoMo group network. (This arbitration decision excludes the calls that are generated from the NTT East network or NTT West network, and are relayed by the HEISEI DENDEN network, and accessed by the DoCoMo group network.) DoCoMo is now investigating what measures, if any should be taken.

For Immediate Release
Exhibit 2

NTT DoCoMo, Inc.
Sanno Park Tower 2-11-1,
Nagatacho, Chiyoda-ku,
Tokyo 100-6150 Japan

NTT DoCoMo and AT&T Wireless Outline Plans
To Deploy W-CDMA Services
In Four Major U.S. Markets By the end of December 2004

TOKYO, JAPAN, December 26, 2002 — NTT DoCoMo, Inc. (“NTT DoCoMo”) and AT&T Wireless Services, Inc. (“AT&T Wireless”) today announced the four major U.S. markets in which AT&T Wireless commits to first deploy and launch W-CDMA. This will be the first deployment of true 3G wireless data services based on W-CDMA Technology in North America. Commercial launch in the four U.S. markets is planned by the end of December 2004 in San Francisco, Seattle, Dallas and San Diego.

NTT DoCoMo and AT&T Wireless also agreed to form a special committee (“Technology Committee”) of the AT&T Wireless’ Board of Directors to oversee the results of the four-city launch and make recommendations to the full Board about the scope and timing of future W-CDMA rollouts. An NTT DoCoMo representative will be included in this committee. In addition, reflecting the strong partnership and continuing close working relations between the two companies, a second DoCoMo representative will be appointed to the AT&T Wireless Board of Directors and it was agreed that NTT DoCoMo will be consulted (”Consultation Right”)on various strategic issues.

Based on today’s agreement, the Investor Agreement signed in December 2000, which includes the clause that AT&T Wireless plans to launch 3G services based on W-CDMA technology in 13 of the top 50 wireless markets by June 30 2004, has been amended to reflect the W-CDMA deployment plans outlined in today’s announcement. NTT DoCoMo will strengthen its support for AT&T Wireless’ commercial 3G deployments in the U.S. In this November, prior to the launch at the end of 2004, the companies have jointly established a 3G demonstration room in the AT&T Wireless office in New York where visitors can experience W-CDMA’s many advanced features.

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi
Manager
International PR
NTT DoCoMo, Inc.
Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)
Fax: +81-3-5501-3408
Mobile: +81-90-5400-1142
e-mail: press_dcm@nttdocomo.com
website: http://www.nttdocomo.com